Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

June 13, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Monterey Capital Acquisition Corporation
Registration Statement on Form S-4, as amended
File No. 333-276182
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Monterey Capital Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-276182) (as amended, the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Monday, June 17, 2024 or as soon as possible thereafter.

The Company hereby authorizes Jeffrey D. Cohan, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness of the Registration Statement by a telephone call to Mr. Cohan at (212) 692-6710 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Cohan.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name: Bala Padmakumar
Title: Chief Executive Officer